SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2.

(Amendment No. 13 )*

The Adams Express Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00621210

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006212104	13G	Page 2 of 10 pages

(1)	Names of Reporting Persons	Erik E. Bergstrom
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	3,360,000
	(6)	Shared Voting Power	4,981,000
	(7)	Sole Dispositive Power	3,360,000
	(8)	Shared Dispositive Power	4,981,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		8,341,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		9.2%
(12)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 006212104	13G	Page 3 of 10 pages

(1)	Names of Reporting Persons	Erik E. Bergstrom Living Trust U/A Dated 12/6/74
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	3,360,000
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	3,360,000
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,360,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		3.7%
(12)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 006212104	13G	Page 4 of 10 pages

(1)	Names of Reporting Persons	Edith H. Bergstrom
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	105,000
	(6)	Shared Voting Power	4,981,000
	(7)	Sole Dispositive Power	105,000
	(8)	Shared Dispositive Power	4,981,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		5,086,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.6%
(12)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 006212104	13G	Page 5 of 10 pages

(1)	Names of Reporting Persons	Edith H. Bergstrom Living Trust U/A Dated 12/6/74
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	105,000
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	105,000
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		105,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		0.1%
(12)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 006212104	13G	Page 6 of 10 pages

(1)	Names of Reporting Persons	Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	4,981,000
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	4,981,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		4,981,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.5%
(12)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 006212104	13G	Page 7 of 10 pages

Item 1(a).  Name of Issuer:

The Adams Express Company

Item 1(b).  Address of Issuer’s Principal Executive Offices:

7 St. Paul Street, Suite 1140
Baltimore, Maryland  21202

Item 2(a).  Names of Persons Filing:

Erik E. Bergstrom

Erik E. Bergstrom Living Trust U/A Dated 12/6/74

Edith H. Bergstrom

Edith H. Bergstrom Living Trust U/A Dated 12/6/74

Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom and Edith H. Bergstrom Living Trust U/A Dated 12/6/74 is P.O. Box 126, Palo Alto, California 94302.  The business address of the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust is P.O. Box 520, Palo Alto, California 94302.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2 - 6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

006212104

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ (a)     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐ (b)     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐ (c)     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐ (d)     Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐ (e)     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐ (f)      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐ (g)     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐ (h)     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 006212104	13G	Page 8 of 10 pages

☐ (i)      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐ (j)      A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

☐ (k)    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution on accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.     Ownership.

The following table specifies as of February 3, 2012 the number of shares of common stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the common stock reported by the issuer to be outstanding as of December 31, 2011.

Name [1]	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Number of Shares	Percentage of Outstanding Shares
Erik E. Bergstrom	3,360,000 [2]	4,981,000 [3]	8,341,000	9.2%
Erik E. Bergstrom Living Trust U/A Dated 12/6/74	3,360,000	0	3,360,000	3.7%
Edith H. Bergstrom	105,000 [4]	4,981,000 [5]	5,086,000	5.6%
Edith H. Bergstrom Living Trust U/A Dated 12/6/74	105,000	0	105,000	0.1%
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust	0	4,981000	4,981,000	5.5%

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

[1]The reporting persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder.  Membership in such a group is hereby disclaimed.

[2]Consists of 3,360,000 shares of Common Stock owned by the Erik E. Bergstrom Living Trust U/A Dated 12/6/74.

[3]Consists of 4,981,000 shares of Common Stock owned by the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.  Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.

[4]Consists of 105,000 shares of Common Stock owned by the Edith H. Bergstrom Living Trust U/A Dated 12/6/74.

[5]Consists of 4,981,000 shares of Common Stock owned by the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.  Pursuant to Rule 13d-4, Edith H. Bergstrom hereby disclaims beneficial ownership of all shares owned by Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.

CUSIP No. 006212104	13G	Page 9 of 10 pages

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 006212104	13G	Page 10 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012	/s/ Erik E. Bergstrom Erik E. Bergstrom
/s/ Edith H. Bergstrom Edith H. Bergstrom
Erik E. Bergstrom Living Trust U/A Dated 12/6/74 By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee
Edith H. Bergstrom Living Trust U/A Dated 12/6/74 By: /s/ Edith H. Bergstrom Edith H. Bergstrom Trustee
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee

EXHIBIT LIST

                                                                       Exhibit 1              Identity of Group Members

                                                                       Exhibit 2              Joint Filing Undertaking

EXHIBIT 1

IDENTITY OF GROUP MEMBERS

Erik E. Bergstrom

Erik E. Bergstrom Living Trust U/A Dated 12/6/74

Edith H. Bergstrom

Edith H. Bergstrom Living Trust U/A Dated 12/6/74

Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

EXHIBIT 2

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 3 , 2012	/s/ Erik E. Bergstrom Erik E. Bergstrom
/s/ Edith H. Bergstrom Edith H. Bergstrom
Erik E. Bergstrom Living Trust U/A Dated 12/6/74 By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee
Edith H. Bergstrom Living Trust U/A Dated 12/6/74 By: /s/ Edith H. Bergstrom Edith H. Bergstrom Trustee
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee